Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”)

Suite 650, 200 Burrard Street

Vancouver, British Columbia

Canada V6C 3L6

Item 2:	Date of Material Change

June 10, 2024

Item 3:	News Release

News releases were disseminated on June 5, 2024 and June 10, 2024 through GlobeNewswire. Copies of each have been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

On June 5, 2024, the Company announced and priced an offering on a private placement basis of 3.75% unsecured convertible senior notes due 2029 (the “Notes”) in an aggregate principal amount of US$150 million (the “Offering”). The terms of the Offering included an option granted to purchasers for a period of 15 days to purchase up to an additional US$22.5 million aggregate principal amount of Notes.

On June 10, 2024, the Company closed the Offering of US$172.5 million aggregate principal amount of Notes, which includes the exercise of the full amount of the option to purchase an additional US$22.5 million aggregate principal of Notes. The Notes were issued at par value.

Item 5:	Full Description of Material Change

Item 5.1	Full Description of Material Change

The Company announced and priced the Offering on June 5, 2024. Subsequently on June 10, 2024 the Company announced it had closed the Offering in an aggregate principal amount of US$172.5 million, which included exercise of the full amount of the option to purchase up to an additional US$22.5 million aggregate principal amount of Notes. The Notes were issued at par value.

The Company intends to use the net proceeds of the Offering to repay of bank indebtedness, to fund working capital requirements, for general corporate purposes and to fund the repayment of its existing 4.65% senior subordinated unsecured convertible debentures (the “Debentures”), to the extent that such Debentures are not converted into common shares prior to the redemption date of July 10, 2024.

The Company concurrently announced on June 10, 2024 that it had issued a notice of redemption in respect of the Debentures, which are expected to be redeemed on July 10, 2024. Holders of the Debentures may choose to convert their Debentures prior to the redemption date or receive a cash payment from the debenture trustee.

The Notes bear a cash interest semi-annually at a rate of 3.75% per annum. The initial conversion rate for the Notes is 151.7220 common shares of Fortuna (the “Shares”) per US$1,000 principal amount of Notes, equivalent to a conversion price of approximately US$6.59 per Share. The conversion rate represents a premium of approximately 30% relative to the closing sale price of the Shares on the NYSE prior to the announcement of the Offering and is subject to adjustment in certain events.

Fortuna has the right to redeem the Notes in certain circumstances and holders will have the right to require Fortuna to repurchase their Notes upon the occurrence of certain events.

The Notes and the Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or qualified by a prospectus in Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes were offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. Offers and sales in Canada were made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial securities laws.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Luis D. Ganoza, Chief Financial Officer, at 604-484-4085.

Item 9:	Date of Report

June 19, 2024.